# Sit U.S. Government Securities Fund
## Quarterly Rates of Return
### (Performance Statistics are After Investment Management Fees)

|      | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | Annual |
|------|---------|---------|---------|---------|--------|
| 1987 | -       | 1.00*   | -1.07   | 6.14    | 6.05** |
| 1988 | 4.10    | 1.27    | 1.63    | 0.67    | 7.86   |
| 1989 | 1.45    | 4.72    | 1.27    | 3.21    | 11.04  |
| 1990 | 0.32    | 4.02    | 1.44    | 4.83    | 10.97  |
| 1991 | 2.54    | 1.05    | 4.73    | 4.01    | 12.87  |
| 1992 | -0.77   | 3.50    | 2.13    | 0.52    | 5.43   |
| 1993 | 2.77    | 1.90    | 1.26    | 1.23    | 7.34   |
| 1994 | 0.19    | -0.02   | 1.07    | 0.51    | 1.77   |
| 1995 | 2.85    | 3.26    | 1.98    | 2.95    | 11.50  |
| 1996 | 0.42    | 0.66    | 1.69    | 2.14    | 4.99   |
| 1997 | 0.00    | 3.00    | 3.04    | 1.95    | 8.19   |
| 1998 | 1.39    | 1.70    | 2.34    | 0.94    | 6.52   |
| 1999 | 0.00    | 0.04    | 0.85    | 0.47    | 1.37   |
| 2000 | 1.53    | 1.72    | 2.19    | 3.42    | 9.15   |
| 2001 | 2.63    | 1.59    | 3.17    | 0.91    | 8.56   |
| 2002 | 0.72    | 2.33    | 1.87    | 0.77    | 5.79   |
| 2003 | 0.53    | 0.23    | 0.00    | 0.42    | 1.19   |
| 2004 | 1.52    | -0.58   | 1.87    | 0.52    | 3.35   |
| 2005 | 0.13    | 1.97    | -0.17   | 0.55    | 2.49   |
| 2006 | 0.09    | 0.43    | 2.33    | 1.26    | 4.13   |
| 2007 | 1.67    | 0.12    | 2.43    | 2.55    | 6.92   |
| 2008 | 3.05    | -0.17   | 0.99    | 1.19    | 5.13   |
| 2009 | 2.12    | 1.78    | 2.51    | 1.17    | 7.78   |
| 2010 | 1.26    | 1.10    | 1.50    | 0.96    | 4.91   |
| 2011 | 0.74    | 1.50    | 0.43    | 0.03    | 2.72   |
| 2012 | 0.99    | 0.73    | 0.85    | 0.07    | 2.67   |
| 2013 | -0.27   | -1.48   | -0.35   | 0.01    | -2.08  |
| 2014 | 0.63    | 0.35    | 0.60    | 0.62    | 2.22   |
| 2015 | 0.78    | -0.08   | 0.50    | 0.21    | 1.42   |
| 2016 | 0.99    | 0.72    | 0.18    | -1.19   | 0.69   |
| 2017 | 0.32    | 0.45    | 0.21    | 0.35    | 1.33   |
| 2018 | -0.23   | --      | --      | --      | -0.23  |

*Return is from 6/2/87 through 6/30/87.

** Return is from 6/2/87 - 12/31/87.

*Please refer to the disclosures on the reverse side.*

Sit Investment Associates

# Disclosure Page

## General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

## Performance Disclosure

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayment and defaults.